Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-223773

NATIONAL FUEL GAS COMPANY

Final Term Sheet

August 8, 2018

Issuer:	National Fuel Gas Company

Security:	4.75% Notes due 2028

Ratings*:	Baa3/BBB/BBB (Moody’s/S&P/Fitch)

Trade Date:	August 8, 2018

Settlement Date**:	August 17, 2018 (T+7)

Size:	$300,000,000

Maturity:	September 1, 2028

Benchmark Treasury:	2.875% due May 15, 2028

Benchmark Treasury Yield:	2.967%

Spread to Benchmark Treasury:	187.5 basis points

Yield to Maturity:	4.842%

Price to Public:	99.273%

Coupon (Interest Rate):	4.75% per annum

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2019

Make-Whole Optional Redemption:	At any time prior to June 1, 2028 (the “par call date”) at a discount rate of Treasury plus 30 basis points (calculated to the par call date)

At Par Optional Redemption:	On or after the par call date

CUSIP/ISIN:	636180 BP5 / US636180BP52

Joint Book-Running Managers:	J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated CIBC World Markets Corp. KeyBanc Capital Markets Inc.

Senior Co-Managers:	Citizens Capital Markets, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Comerica Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about August 17, 2018, which will be the seventh business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next succeeding four business days will be required, because the notes initially will settle within seven business days (T+7), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next four succeeding business days should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, HSBC Securities (USA) Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, HSBC Securities (USA) Inc. toll-free at 1-866 811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.